SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X]  Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002.

Commission File Number:

0-01097

THE STANDARD REGISTER COMPANY

EMPLOYEE SAVINGS PLAN

-------------------------------------------------------

(Full title of the plan)

THE STANDARD REGISTER COMPANY

600 Albany Street, Dayton, Ohio  45408

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

#

THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2002

#

THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

INDEX

DECEMBER 31, 2002

Page No.

Independent Auditors’ Report

1

Statement of Net Assets Available for Benefits

2

Statement of Changes in Net Assets Available for Benefits

3

Notes to the Financial Statements

4-7

Independent Auditors’ Report on Supplemental Information

8

Supplemental Schedules

Schedule of Assets Held for Investment Purposes

9-10

Signature

11

Index to Exhibits

12

INDEPENDENT AUDITORS’ REPORT

The Standard Register Employee Savings Plan

Dayton, Ohio

We have audited the accompanying statement of net assets available for benefits of the Standard Register Employee Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/S/ BATTELLE & BATTELLE LLP

June 12, 2003

Dayton, Ohio

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2002	2001

ASSETS

Participant directed investments, at fair value
T. Rowe Price Associates, Inc. mutual funds	171,209,540	188,615,255
Standard Register Company common stock	2,498,298	3,116,189
Participant loans	3,997,840	3,955,073
	177,705,678	195,686,517

Cash	-	88

Total assets	177,705,678	195,686,605

LIABILITIES
Excess contributions payable	355,011	280,053

NET ASSETS AVAILABLE FOR BENEFITS	177,350,667 =========	195,406,552 ==========

The accompanying notes are an integral part of the financial statements.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2002	2001

ADDITIONS
Interest and dividends	4,945,971	7,136,676

Contributions
Participant	15,468,599	17,093,960
Employer	2,625,373	2,627,722
	18,093,972	19,721,682

Miscellaneous	13,524	10,775

Total additions	23,053,467	26,869,133

DEDUCTIONS
Net depreciation in fair value of investments	26,195,204	11,146,845
Benefits paid directly to participants	14,895,748	29,746,398
Administrative fees	18,400	17,950
Total deductions	41,109,352	40,911,193

Net decrease	(18,055,885)	(14,042,060)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	195,406,552	209,448,612

End of year	177,350,667 ==========	195,406,552 ==========

The accompanying notes are an integral part of the financial statements.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - DESCRIPTION OF PLAN

The following description of The Standard Register Employee Savings Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established to provide participating employees of The Standard Register Company (Company or employer) with the opportunity to plan a savings program for long-term financial security.

All full-time employees are eligible to participate in the Plan. Contributions to the Plan are made by both employer and participant within limitations stipulated in section 401(k) of the Internal Revenue Code.

Participant Contributions

Participants may elect to contribute between 1% and 50% of their eligible annual compensation, subject to limitations imposed by the Internal Revenue Code.

Employer Contributions

The Plan allows for an employer match of 50% (up to 6% of pay) of each dollar contributed by participants who participate in the Pension Equity Plan formula for benefits under the Stanreco Retirement Plan. For participants who participate in the Stanreco Retirement Plan’s Traditional Formula, the employer contribution is 10% (up to 6% of pay) of each dollar contributed by the participant. The employer makes matching contributions at the end of each pay period.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant has no vested interest for the first three years (five years during 2001) of credited service. After three years, a participant is 100 percent vested.

If a participant terminates or retires, the participant’s non-vested portion of the employer match is used to reduce future employer contributions. However, if a participant’s employment was involuntarily terminated between December 1, 2000 and December 31, 2001 as a result of the Company's corporate restructuring program, they shall become 100 percent vested in their respective Matching Contribution Account once terminated.

Distributions

All distributions under the Plan are paid in lump sum or periodic installments. Installments (quarterly, semi-annually, or annually) may not exceed 15 years and are not allowed if the installment payment will be for an amount less than $100 per month.

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Distributions (Continued)

Distributions are not permitted while participants are employed by the Company, except for “Hardship” as defined by the IRS, when employees reach age 59½ or become disabled, and distributions of after-tax contributions and rollovers. Participants who have terminated or retired may elect an immediate distribution or may defer this distribution up to age 70½ if the fund balance is at least $5,000.

Participant Loans

An active participant may obtain a loan by direct application with the trustee. A loan may be up to $50,000 or 40% of the participant’s nonforfeitable individual account balance, whichever is lower. The minimum loan amount shall be $1,000. If the loan is to be used to acquire the participant’s principal residence, then the minimum loan amount is $10,000. The maximum loan term is four years, nine months for regular loans and 15 years for principal residence loans. The minimum term for all loans is one year.

Non-discrimination Tests

There is a limit placed on the percent of compensation deferred by those participants found in the highest paid one-third of all eligible employees. The Company compares the deferral percentages against several tests as prescribed by law. If the tests are not met, the Company reduces the contribution percentage of the group comprising the highest paid one-third of all participants until the tests are met. If, at the end of the year, the tests are still not met, the Company reclassifies the amount of salary deferral made by the participants in this top one-third group. The Company then moves the necessary amount of pre-taxed money out of the salary deferral account, subjects this amount to taxability and refunds any excess to the participant. Excess contributions at December 31, 2002 and 2001 amounted to $355,011 and $280,053, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Plan Trustee

Investments are held by T. Rowe Price Trust Company, the Plan’s trustee.

Administrative Expenses

Substantially all administrative expenses are paid by the Company.

NOTE 3 - INVESTMENTS

The T. Rowe Price Associates, Inc. mutual funds and Standard Register Company common stock are stated at fair value as determined by the market values of the underlying securities. Participant loans are stated at cost, which approximates fair value.

During 2002 and 2001, the Plan’s investments (including investments bought, sold and held during the year) depreciated in value by a net $26,195,204 and $11,146,845, respectively, as follows:

	2002	2001

T. Rowe Price Associates, Inc. mutual funds	$ (26,746,666)	$ (11,635,067)
Standard Register Company common stock	551,462	488,222
Total	$ (26,195,204) =============	$ (11,146,845) =============

NOTE 4 - PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but continuance is not assumed as a contractual obligation and the Company reserves the right at any time by action of its Board of Directors to terminate the Plan. The allocation and distribution of contributions would be in accordance with the approved Plan agreement.

NOTE 5 - INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(b) of the Internal Revenue Code and therefore, is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. The Plan’s sponsor is not aware of any action or event that has occurred that might affect the Plan’s qualified status.

The Plan obtained its latest determination letter on November 17, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 - CONCENTRATIONS OF INVESTMENT RISK

Financial instruments that potentially subject the Plan to significant concentrations of risk consist primarily of mutual funds and common stock. These investments are subject to the normal risks associated with financial markets.

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31.

	2002	2001
T. Rowe Price Associates, Inc. Mutual Funds
Stable Value Common Trust Fund	$ 65,499,479	$ 61,034,068
New Horizons Fund	30,841,571	43,364,753
Equity Index Fund	25,667,763	34,365,304
Balanced Fund	17,625,261	20,155,795
Mid Cap Growth Fund	11,571,400	14,244,263

NOTE 7 - REPORTABLE TRANSACTIONS

There were no reportable transactions for the years ended December 31, 2002 or 2001.

NOTE 8 - PLAN AMENDMENT

Effective January 1, 2002, the Company amended the Plan to change the deferral amounts to those authorized by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), to allow rollover contributions, to reduce the vesting schedule from five years to three years, and to reduce the suspension period for hardship withdrawals from twelve months to six months.

INDEPENDENT AUDITORS’ REPORT

ON SUPPLEMENTAL INFORMATION

The Standard Register Employee Savings Plan

Dayton, Ohio

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BATTELLE & BATTELLE LLP

June 12, 2003

Dayton, Ohio

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER 31-0455440

PLAN NUMBER 015

SCHEDULE H, PART IV, 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2002

		( c )		(e)
	(b)	Description of	(d)	Current
(a)	Identity of Issue	Investment	Cost	Value

	T. ROWE PRICE ASSOCIATES, INC.
	MUTUAL FUNDS

*	Stable Value Common Trust Fund	65,499,479 shares	65,499,479	65,499,479
*	New Horizons Fund	1,856,807 shares	40,911,075	30,841,571
*	Equity Index Fund	1,084,401 shares	32,598,708	25,667,763
*	Balanced Fund	1,136,380 shares	19,638,788	17,625,261
*	International Stock Fund	497,850 shares	5,364,805	4,420,910
*	Spectrum Income Fund	326,679 shares	3,453,176	3,515,069
*	Mid Cap Growth Fund	372,790 shares	14,212,300	11,571,400
*	Small Cap Value Fund	384,898 shares	8,952,059	8,444,653
*	Equity Income Fund	183,094 shares	4,140,164	3,623,434

	Total T. Rowe Price Associates, Inc. mutual funds		194,770,554	171,209,540

	COMMON STOCK

*	Standard Register Company	138,794 shares	3,068,357	2,498,298

	PARTICIPANT LOANS	Rates ranging from 5.75% to to 10.5%	3,997,840	3,997,840

	Total Investments		201,836,751 ==========	177,705,678 ===========

	An (*) in column (a) identifies a person to be a party-in-interest to the plan.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER 31-0455440

PLAN NUMBER 015

SCHEDULE H, PART IV, 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2001

		( c )		(e)
	(b)	Description of	(d)	Current
(a)	Identity of Issue	Investment	Cost	Value

	T. ROWE PRICE ASSOCIATES, INC.
	MUTUAL FUNDS

*	Stable Value Common Trust Fund	61,034,068 shares	61,034,068	61,034,068
*	New Horizons Fund	1,916,251 shares	45,121,195	43,364,753
*	Equity Index Fund	1,114,309 shares	38,893,910	34,365,304
*	Balanced Fund	1,152,418 shares	21,809,069	20,155,795
*	International Stock Fund	478,782 shares	6,692,463	5,261,814
*	Spectrum Income Fund	219,690 shares	2,367,587	2,328,716
*	Mid Cap Growth Fund	361,530 shares	14,208,510	14,244,263
*	Small Cap Value Fund	224,262 shares	4,645,032	5,081,778
*	Equity Income Fund	117,495 shares	2,849,566	2,778,764

	Total T. Rowe Price Associates, Inc. mutual funds		197,621,400	188,615,255

	COMMON STOCK

*	Standard Register Company	168,170 shares	2,728,231	3,116,189

	PARTICIPANT LOANS	Rates ranging from 7.0% to 10.5%	3,955,073	3,955,073

	Total Investments		204,304,704 ==========	195,686,517 ==========

	An (*) in column (a) identifies a person to be a party-in-interest to the plan.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Standard Register Company Employee Savings Plan

Date:  June 26, 2003

/S/  CRAIG J. BROWN

Craig J. Brown, Chair

Plan Administrative Committee

EXHIBITS

The following exhibits are being filed with this Annual Report on Form 11-K:

23

Consent of Independent Auditors

99.1

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002